Itaú Unibanco Holding S.A.

Conference Call about the 2010 earnings results

Itaú Unibanco Holding S.A. (BM&FBovespa: ITUB4 and ITUB3; NYSE: ITUB and BCBA:
ITUB4) is pleased to invite you to participate in our conference calls about the
2010 earnings results, which will be released on February 22, 2011.

Conference Call in Portuguese     Conference Call in English

February 23, 2011                 February 23, 2011

08:00 AM (EST)                    09:30 AM (EST)

10:00 AM (Brasília time)          11:30 AM (Brasília time)

To take part in the conference    To take part in the conference call inform
call inform code Itaú Unibanco    code Itaú Unibanco

(55-11) 4688-6361                 Toll-free from the US: (1-800) 860-2442
                                  In Brazil: (55-11) 4688-6361
                                  Other countries: (1-412) 858-4600
Presentation:
Roberto Egydio Setubal
CEO

Alfredo Egydio Setubal
Investor Relations Officer

Candido Bracher
Itaú BBA’s CEO

Sergio Ribeiro da Costa Werlang
Executive  Vice President of Risk Control and Finance

Caio Ibrahim David
CFO

Rogério Calderón Corporate Controller & Head of Investor Relations

Marco Antunes
Accounting Director

The live webcast will be available at www.itau-unibanco.com/ir The conference calls will also be archived in audio format on the same website.

To access an audio replay of the conference calls, which will be available until
March 1, 2011, dial (55-11) 4688-6312. Access codes: 1552322 (call in
Portuguese) and 6701100 (call in English).

The slide presentation will be available for viewing and downloading on
Wednesday morning.
 If you have any questions, please contact Ms. Sílvia Pinheiro at FIRB-Financial
Investor Relations Brasil, at (55-11) 3500-5564 or silvia.pinheiro@firb.com.